SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

Bradlees, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

None Issued
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176 Tel: (212) 986-6000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
Page 7 of 7

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P., a Delaware Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  389,473

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  389,473

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  389,473

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.74%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Westgate International, L.P., a Cayman Islands Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  489,949

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  489,949

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  489,949

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.70%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Martley International, Inc., a Delaware corporation

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  489,949

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  489,949

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  489,949

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.70%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock (the "Common Stock") of Bradlees, Inc. (the "Issuer") beneficially owned by the Reporting Persons specified herein as of March 23, 1999 and amends and supplements the Schedule 13D dated February 12, 1999, as amended on March 16, 1999 (the "Schedule 13D"). Except as set forth herein, the
Schedule 13D, as previously amended, is unmodified.

ITEM 5.  Interest in Securities of the Issuer

         (a) Elliott beneficially owns 389,473 shares of Common Stock constituting 3.74% of all of the outstanding shares of Common Stock. Elliott holds 193,812 of such shares outright and is entitled to 195,661 additional shares of Common Stock under the terms of the Plan of Reorganization in exchange for $9,783,060.31 in trade claims Elliott held against the Issuer.

         Together, in accordance with the Ownership Limitation (as described below), Westgate and Martley beneficially own 489,949 shares of Common Stock constituting 4.70% of all of the outstanding shares of Common Stock. Westgate holds 279,446 of such shares outright and is entitled to 210,503 additional shares of Common Stock under the terms of the Plan of Reorganization in exchange for $10,525,168.16 in trade claims Westgate held against the Issuer. In addition, Westgate may be entitled to approximately 11,551 additional shares of Common Stock under the terms of the Plan of Reorganization in exchange for $577,551 in trade claims Westgate holds against the Issuer which may be classified as "administrative claims." Westgate and Martley currently disclaim beneficial ownership of these 11,551 additional shares.

         In addition, Westgate holds a warrant exchangable for a maximum of 42,667 shares of Common Stock (the "Warrant"). However, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, Elliott, Westgate and Martley disclaim beneficial ownership of such 42,667 shares of Common Stock, since the amount of shares of Common Stock into which the Warrant is exchangable is limited, pursuant to its terms, to that amount which would result in Elliott, Westgate and Martley together having beneficial ownership of Common Stock not exceeding 4.9% of all of the outstanding shares of Common Stock (the "Ownership Limitation").

         Together, in accordance with the Ownership Limitation, the Reporting Persons beneficially own a total of 879,422 shares of Common Stock constituting 8.27% of all of the outstanding shares of Common Stock.

         (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

         Westgate has the shared power with Martley to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Westgate.

         (c) The following transactions were effected by Elliott during the past sixty (60) days:

                                                 Approximate Price
                              Amount of Shs.     per Share (excl.
  Date        Security        Bought (Sold)      of commissions)

3/19/99       Common            (60,000)          $3.1094
3/22/99       Common            (7,636)           $3.4942

         The above transactions were effected by Elliott on NASDAQ in New York.

         The following transactions were effected by Westgate during the past sixty (60) days:

                                                       Approximate Price
                              Amount of Shs.           per Share (excl.
  Date         Security       Bought (Sold)            of commissions)

3/10/99        Common         (17,500)                 $3.0000
3/11/99        Common         (8,500)                  $3.0000
3/16/99        Common         (25,000)                 $2.9375
3/17/99        Common         (29,000)                 $2.9418
3/18/99        Common         (50,000)                 $3.0312
3/22/99        Common         (46,364)                 $3.4942
3/23/99        Common         (300)                    $4.2188
3/23/99        Common         (60,000)                 $4.0223

         The above transactions were effected by Westgate on NASDAQ in New York.

         No other transactions were effected by either Elliott or Westgate during the past sixty (60) days that have not been previously reported.

         (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

         No person other than Westgate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and Martley.

         (e)      Not applicable.


                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:
March 23, 1999             ELLIOTT ASSOCIATES, L.P.


                                    By: /s/ Paul E. Singer
                                            Paul E. Singer
                                            General Partner


                                    WESTGATE INTERNATIONAL, L.P.

                                    By: Martley International, Inc.,
                                            as attorney-in-fact


                                            By: /s/ Paul E. Singer
                                                     Paul E. Singer
                                                     President


                                    MARTLEY INTERNATIONAL, INC.


                                    By: /s/ Paul E. Singer
                                            Paul E. Singer
                                            President